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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )(1)

Boca Resorts, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

09688T106

(Cusip Number)

Stephen K. Roddenberry, Esq.
Akerman Senterfitt
One S.E. Third Ave., Miami, FL 33131
Tel. No. (305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09688T106			Page 2 of 11

1.	Name of Reporting Person: H. WAYNE HUIZENGA, JR.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,899,607(a)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,899,607(a)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,899,607(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.7%

14.	Type of Reporting Person (See Instructions): IN

(a) Represents 6,666,120 shares of Class A Common Stock held by W World Investments, Ltd., a Florida limited partnership, the sole general partner of which the H Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr. Also represents 1,902,487 shares of Class A Common Stock held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr. as well as 300,000 shares of Class A Common Stock held directly by H. Wayne Huizenga, Jr. and 31,000 shares of Class A Common Stock that are currently issuable upon exercise of options to purchase Class A Common Stock.

CUSIP No. 09688T106			Page 3 of 11

1.	Name of Reporting Person: W WORLD INVESTMENTS, LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,666,120(b)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,666,120(b)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,666,120(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.1%

14.	Type of Reporting Person (See Instructions): PN

(b) Represents 6,666,120 shares of Class A Common Stock held by W World Investments, Ltd., a Florida limited partnership, the sole general partner of which is H Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

CUSIP No. 09688T106			Page 4 of 11

1.	Name of Reporting Person: H FAMILY INVESTMENTS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,666,120(c)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,666,120(c)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,666,120(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.1%

14.	Type of Reporting Person (See Instructions): CO

(c) Represents 6,666,120 shares of Class A Common Stock held by W World Investments, Ltd., a Florida limited partnership, the sole general partner of which is H Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

CUSIP No. 09688T106			Page 5 of 11

1.	Name of Reporting Person: H. FAMILY LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,902,487(d)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,902,487(d)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,902,487(d)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): PN

(d) Represents 1,902,487 shares of Class A Common Stock held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

CUSIP No. 09688T106			Page 6 of 11

1.	Name of Reporting Person: H. FAMILY, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,902,487(e)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,902,487(e)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,902,487(e)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): CO

(e) Represents 1,902,487 shares of Class A Common Stock which are held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

CUSIP No. 09688T106	Page 7 of 11

     The reporting persons (the “Reporting Persons”) listed on the cover pages to this Schedule 13D hereby make the following statement (this “Statement”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

Item 1. Security and Issuer

     This Statement relates to the Class A common stock, $.01 par value per share (the “Class A Common Stock”), of Boca Resorts, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 501 E. Camino Real, Boca Raton, Florida 33432-6127.

Item 2. Identity and Background

     This Statement is being filed jointly by H. Wayne Huizenga, Jr. (“Mr. Huizenga, Jr.”), W World Investments, Ltd., a Florida limited partnership (“WWI”), H Family Investments, Inc., a Florida corporation (“HFII”), H. Family Limited Partnership, a Nevada limited partnership (“HFLP”), and H. Family, Inc., a Nevada corporation (“HFI”). Mr. Huizenga, Jr. is the son of H. Wayne Huizenga, the Chairman of the Board of the Issuer.

     The business address of Mr. Huizenga, Jr., WWI and HFII is 450 East Las Olas Blvd., Suite 1500, Fort Lauderdale, Florida 33301. The business address of HFLP and HFI is P.O. Box 50401, Henderson, Nevada 89106.

     Mr. Huizenga, Jr. is the President of Huizenga Holdings, Inc., a company that provides management services for certain entities in which the Huizenga family has made investments.

     Mr. Huizenga, Jr. is the sole shareholder of HFII and HFI. HFII’s principal business is to serve as the sole general partner of WWI and HFI’s principal business is to serve as the sole general partner of HFLP. Each of WWI and HFLP’s principal business is to make and hold certain of the Huizenga family’s investments. Mr. Huizenga, Jr. is a citizen of the United States of America.

CUSIP No. 09688T106	Page 8 of 11

     The names, addresses and principal occupations of each executive officer and director of HFII, all of whom are United States citizens, are as follows:

Name	Title	Business Address	Principal Occupation

H. Wayne Huizenga, Jr.	President and Director	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	President of Huizenga Holdings, Inc.

Cris V. Branden	Vice President and Treasurer	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	Vice President of Huizenga Holdings, Inc.

Richard L. Handley	Secretary	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	Vice President of Huizenga Holdings, Inc.

     The names, addresses and principal occupations of each executive officer and director of HFI, all of whom are United States citizens, are as follows:

Name	Title	Business Address	Principal Occupation

H. Wayne Huizenga, Jr.	President and Director	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	President of Huizenga Holdings, Inc.

Cris V. Branden	Vice President, Treasurer and Director	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	Vice President of Huizenga Holdings, Inc.

Richard L. Handley	Secretary	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	Vice President of Huizenga Holdings, Inc.

Monte Miller	Assistant Treasurer and Director	Huizenga Investments, Inc. P.O. Box 50102 Henderson, NV 89106	President of Nevada Holdings Services Corp., a provider of corporate services

     None of Mr. Huizenga, Jr., WWI, HFII, HFLP or HFI, or to the knowledge of the Reporting Persons, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Class A Common Stock were acquired by the Reporting Persons for cash, in transactions commencing with the Issuer’s initial public offering and followed by open-market purchases, each of which has been timely reported, to the extent required, pursuant to

Section 16(a) of the Exchange Act.

Item 4. Purpose of the Transaction

     The Reporting Persons acquired the Class A Common Stock in the transactions described above in Item 3 and intend to hold the Class A Common Stock for investment purposes. None of the Reporting Persons, or to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

CUSIP No. 09688T106	Page 9 of 11

Item 5. Interest in Securities of the Issuer

(a)  and (b) As of December 16, 2003, WWI may be deemed to beneficially own 6,666,120 shares of Class A Common Stock representing approximately 17.1% of the outstanding shares of Series A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). WWI has the sole power to vote and the sole power to dispose of the 6,666,120 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of December 16, 2003, HFII may be deemed to beneficially own the 6,666,120 shares of Common Stock beneficially owned by WWI described above representing approximately 17.1% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). HFII has the sole power to vote and the sole power to dispose of the 6,666,120 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of December 16, 2003, HFLP may be deemed to beneficially own 1,902,487 shares of Class A Common Stock representing approximately 4.9% of the outstanding shares of Series A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). HFLP has the sole power to vote and the sole power to dispose of the 1,902,487 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of December 16, 2003, HFI may be deemed to beneficially own the 1,902,487 shares of Class A Common Stock beneficially owned by WWI described above representing approximately 4.9% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003). HFI has the sole power to vote and the sole power to dispose of the 1,902,487 shares of Class A Common Stock which it may be deemed to beneficially own.

     As of December 16, 2003, Mr. Huizenga, Jr. may be deemed to beneficially own 8,899,607 shares of Class A Common Stock, which includes the 6,666,120 shares of Common Stock beneficially owned by WWI described above, the 1,902,000 share of Class A Common Stock beneficially owned by HFLP described above, 300,000 shares of Class A Common Stock held directly by Mr. Huizenga, Jr. and 31,000 shares of Class A Common Stock that are currently issuable upon exercise of options to purchase shares of Class A Common Stock. The 8,899,607 shares beneficially owned by Mr. Huizenga, Jr. represents approximately 22.7% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,095,578 shares of Class A Common Stock issued and outstanding as of November 3, 2003, plus the 31,000 shares underlying Mr. Huizenga, Jr.’s currently exercisable options). Mr. Huizenga, Jr. has the sole power to vote and the sole power to dispose of 8,868,607 shares of the Class A Common Stock which he may be deemed to beneficially own.

     Because the persons listed in Item 2 above (other than the Reporting Persons) are either officers or directors of HFII or HFI, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the shares of Class A Common Stock beneficially owned by HFII or HFI, respectively, as described above. Each of such persons disclaims beneficial ownership of any of such shares of Class A Common Stock.

(c)  During the past 60 days, the following open-market purchases of Class A Common Stock were affected by WWI:

CUSIP No. 09688T106	Page 10 of 11

		Average
Date	Number of Shares	Price Per Share

11-06-03	108,350	$13.49
11-06-03	83,300	$13.4978
11-17-03	50,000	$13.40
11-18-03	99,100	$13.4156
11-19-03	200,000	$13.40
11-19-03	10,000	$13.50
11-19-03	20,000	$13.4955
11-20-03	25,400	$13.50
11-25-03	109,000	$13.883
11-26-03	50,000	$13.91
11-26-03	50,000	$14.00
12-11-03	632,256	$14.65
12-12-03	585,000	$14.77

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement

CUSIP No. 09688T106	Page 11 of 11

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003	/s/ H. Wayne Huizenga, Jr.

H. WAYNE HUIZENGA, JR.

Dated: December 19, 2003	W World Investments, Ltd.

By: H Family Investments, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: December 19, 2003	H Family Investments, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: December 19, 2003	H. Family Limited Partnership

By: H. Family, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: December 19, 2003	H. Family, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Boca Resorts, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 19, 2003	/s/ H. Wayne Huizenga, Jr.

H. WAYNE HUIZENGA, JR.

Dated: December 19, 2003	W World Investments, Ltd.

By: H Family Investments, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: December 19, 2003	H Family Investments, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: December 19, 2003	H. Family Limited Partnership

By: H. Family, Inc., general partner

By: /s/ H. Wayne Huizenga, Jr.

Title: President

Dated: December 19, 2003	H. Family, Inc.

By: /s/ H. Wayne Huizenga, Jr.

Title: President